MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and nine months ended September 27, 2024 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 27, 2024 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2023 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2023 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 27, 2024 and the third quarter of 2024 relate to the 13-week period ended September 27, 2024 and references to the nine months ended September 27, 2024 relate to the 39-week period ended September 27, 2024.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at October 23, 2024 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. As at September 27, 2024, our business is comprised of 32 lumber mills, 15 OSB facilities, 3 renewable energy facilities, 3 plywood facilities, 3 MDF facilities, 2 treated wood facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which we and our people operate, and we believe our renewable building materials that sequester carbon are a natural climate solution and when used to shape our built environment, they can help in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of our operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, new home construction activity in the U.S. is a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.35 million units in September 2024, with permits issued averaging 1.43 million units. U.S. housing starts were 1.42 million units for full year 2023 and 1.55 million units in 2022. Thus far in 2024, new housing construction has shown signs of stabilizing at levels moderately above the pre-pandemic housing starts levels of 2019 as consumers continue to manage through an environment of relatively high mortgage rates and housing affordability challenges. Supply of existing homes for sale, which have improved from depressed pandemic levels but remain historically low, and a large cohort of the population entering the typical home buying age demographic are expected to support longer-term core demand for home construction activity. Further, the U.S. central bank recently cut its key lending rate for the first time since early 2020, which is directionally supportive for housing market demand. Notwithstanding these factors, should the economy and employment slow more meaningfully, interest rates remain higher for longer or housing prices not adjust sufficiently lower to offset relatively elevated mortgage rates, housing affordability could continue to be adversely impacted, reducing near-term demand for new home construction and thus near-term demand for our wood-based building products.
In the third quarter, demand for our products used in repair and remodelling applications remained subdued, which appears to have contributed to a weaker pricing environment for SYP lumber than for SPF and OSB products. There is a risk that historically low rates of existing home sales will keep downward pressure on short-term repair and remodelling demand, consistent with near-term industry forecasts for repair and remodelling spending. However, over the medium and longer term, an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand.
Regarding lumber supply fundamentals, several new capacity announcements in the U.S. South in recent years have not translated into a meaningful increase in overall North American supply. As a significant offset to these new projects, capacity has contracted within other key lumber producing regions of North America, including in the U.S. South, a region that is generally lower cost but is also heterogeneous in terms of mill costs associated with fibre supply, modernization levels and labour reliability. In particular, the U.S. South has seen a number of announcements in recent quarters of less competitive mills in the region being permanently or indefinitely curtailed. It’s also noteworthy that due to lengthy lumber supply chains, particularly for SPF products being railed from Western Canada, the impact of facility closures in that region can take several weeks or months before the supply effects are realized by the market. Lower demand from offshore markets for North American lumber is also a continuing factor, resulting in more domestically produced lumber remaining in the continent. Imports of lumber from Europe remain below the elevated levels experienced in early 2023.

However, should these imports head materially higher again, the rebalancing of supply and demand for lumber products in North America could experience an even further extended time to recovery.
A number of OSB mill greenfield and re-start projects have been announced in recent years, although meaningful new supply has been slow to come to market. We believe this has largely been a function of extended vendor equipment backlogs and limited contractor availability, coupled with OSB mill start-up curves, which in our experience are typically 18-24 months. While some of the announced mill projects are apt to be completed and begin production in the near-to-medium term, we continue to see meaningful constraints to significant new available OSB supply over the near term. However, should new OSB supply come to market sooner or production ramp more quickly than is typical for mill start-ups, OSB markets may experience a period of imbalance between supply and demand.
Indefinite Curtailment of Lake Butler Lumber Mill
On September 19, 2024, we announced the indefinite curtailment of our lumber mill in Lake Butler, Florida. The indefinite curtailment is driven by high fibre costs at the mill and soft lumber markets. The indefinite curtailment will reduce our U.S. lumber capacity by approximately 110 million board feet on an annual basis. We recorded restructuring and impairment charges of $18 million in the third quarter of 2024 associated with this announcement.
Fifth Administrative Review (“AR5”) Duty Rates
On August 19, 2024, the USDOC issued its final duty rates for the AR5 POI for January 1, 2022 to December 31, 2022. An amended antidumping rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024. The final CVD rate of 6.85% and the final ADD rate of 5.04% resulted in the recognition of $32 million in incremental duty expense. Additional details can be found under the section “Discussion & Analysis by Product Segment - Lumber Segment - Softwood Lumber Dispute”.

The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after August 19, 2024 is a combined 11.89%. These are the cash deposit rates until the USDOC finalizes AR6 for the POI dated January 1, 2023 to December 31, 2023. If West Fraser’s AR6 finalized CVD rate were to remain unchanged from the AR5 finalized CVD rate, and the AR6 finalized AD rate is the same as West Fraser’s AR6 estimated AD rate of 8.84%, West Fraser’s AR6 combined finalized rate would be 15.69%.
Repayment of Senior Notes
On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.

QUARTERLY RESULTS

Summary Results ($ millions)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Earnings
Sales	$1,437	$1,705	$4,769	$1,705	$4,940
Cost of products sold	(1,072)	(1,133)	(3,322)	(1,128)	(3,568)
Freight and other distribution costs	(200)	(215)	(635)	(217)	(682)
Export duties, net	(35)	(15)	(65)	39	—
Amortization	(136)	(138)	(412)	(132)	(405)
Selling, general and administration	(67)	(70)	(213)	(73)	(227)
Equity-based compensation	(15)	4	(15)	4	(11)
Restructuring and impairment charges	(18)	(5)	(34)	(13)	(145)
Operating earnings (loss)	(108)	132	72	184	(97)
Finance income, net	7	6	21	21	37
Other income (expense)	(8)	1	(13)	11	35
Tax recovery (provision)	26	(34)	(24)	(56)	11
Earnings (loss)	$(83)	$105	$57	$159	$(14)

Adjusted EBITDA[1]	$62	$272	$533	$325	$464
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q3-24	Q2-24	Q1-24	Q4-23	Q3-23	Q2-23	Q1-23	Q4-22
Sales	$1,437	$1,705	$1,627	$1,514	$1,705	$1,608	$1,627	$1,615
Earnings (loss)	$(83)	$105	$35	$(153)	$159	$(131)	$(42)	$(94)
Basic EPS (dollars)	(1.03)	1.29	0.42	(1.87)	1.91	(1.57)	(0.50)	(1.12)
Diluted EPS (dollars)	(1.03)	1.20	0.42	(1.87)	1.81	(1.57)	(0.52)	(1.13)
Fluctuations in sales and earnings through Q3-23 were driven primarily by changes in lumber and OSB pricing, inventory write-downs, maintenance-related costs and downtime in our pulp segment, and impairment charges. Earnings improved in Q3-23, driven primarily by improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment. Sales and earnings decreased in Q4-23 due primarily to decreases in lumber and OSB pricing, higher export duties, and impairment charges related to announced facility closures and curtailments in our lumber segment. Sales and earnings improved through Q2-24 due primarily to improvements in OSB pricing and lower impairment charges, partially offset by lower lumber pricing. Sales and earnings decreased in Q3-24 due primarily to lower OSB and lumber pricing.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Sales
Lumber	$518	$616	$1,733	$613	$1,906
Wood chips and other residuals	59	69	196	68	221
Logs and other	16	12	46	15	53
	593	697	1,975	697	2,180
Cost of products sold	(494)	(590)	(1,609)	(551)	(1,694)
Freight and other distribution costs	(92)	(106)	(296)	(100)	(312)
Export duties, net	(35)	(15)	(65)	39	—
Amortization	(46)	(49)	(145)	(46)	(137)
Selling, general and administration	(34)	(37)	(109)	(41)	(121)
Restructuring and impairment reversal (charges)	(18)	1	(29)	—	(9)
Operating loss	$(126)	$(100)	$(278)	$(2)	$(92)

Adjusted EBITDA[1]	$(62)	$(51)	$(103)	$44	$53

SPF (MMfbm)
Production	663	746	2,119	693	2,000
Shipments	689	799	2,193	678	2,054
SYP (MMfbm)
Production	584	691	1,974	709	2,205
Shipments	624	705	1,994	704	2,220
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales decreased from Q2-24 due to lower shipment volumes and lower product pricing. Lumber sales decreased versus Q3-23 and YTD-23 due primarily to lower SYP shipments and product pricing. Higher SPF shipments provided an offsetting factor in the comparison to YTD-23.
SPF lumber pricing decreased from Q2-24 and Q3-23, and was broadly comparable to YTD-23. SYP lumber pricing decreased versus all comparative periods.
The overall price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $22 million compared to Q2-24, a decrease of $70 million compared to Q3-23, and a decrease of $149 million compared to YTD-23.
SPF shipment volumes decreased from Q2-24 due primarily to lower production volumes, discussed further in the section below. SPF shipment volumes were broadly comparable to Q3-23 and increased from YTD-23. Shipment volumes increased compared to YTD-23 due primarily to the inclusion of our Spray Lake lumber mill in Cochrane, Alberta and our Western Canada operations being less impacted by wildfire curtailments in 2024 versus 2023. This was offset in part by the closure of our Fraser Lake, B.C. lumber mill.
SYP shipment volumes decreased versus all comparative periods due primarily to lower production volumes resulting from production curtailments and mill closures, discussed further in the section below.
The overall volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $10 million compared to Q2-24, an increase of $3 million compared to Q3-23, and an increase of $2 million compared to YTD-23.

SPF Sales by Destination	Q3-24		Q2-24		YTD-24		Q3-23		YTD-23
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	406	59%	466	58%	1,294	59%	454	67%	1,372	67%
Canada	255	37%	301	38%	811	37%	210	31%	635	31%
Other	28	4%	32	4%	88	4%	14	2%	47	2%
	689		799		2,193		678		2,054
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to Canada increased versus 2023 due primarily to the inclusion of our Spray Lake lumber mill.
Wood chip and other residuals sales decreased from Q2-24 and Q3-23 due primarily to lower production volumes. Wood chip and other residuals sales decreased from YTD-23 due primarily to lower SYP production volumes and lower chip pricing.
Logs and other revenue were broadly comparable versus Q2-24 and Q3-23 and decreased compared to YTD-23 due primarily to lower volumes of logs sold.
Costs and Production
SPF production volumes decreased from Q2-24 and Q3-23 due to the wind down of our Fraser Lake, B.C. lumber mill in late Q2-24, which reduced our SPF capacity by 160 million board feet on an annual basis, and incremental production curtailments taken in Q3-24. The decrease versus Q3-23 was offset in part by the inclusion of our Spray Lake lumber mill in Cochrane, Alberta. SPF production volumes increased from YTD-23 due primarily to the inclusion of three quarters of production from our Spray Lake lumber mill and the less significant impact from wildfire curtailments in our Western Canada operations in 2024 versus 2023, partially offset by the closure of our Fraser Lake, B.C. lumber mill.
In Q1-24, we announced and promptly completed the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and the permanent closure of our Maxville, Florida lumber mill. Further, in Q3-24, we announced the indefinite curtailment of operations at our lumber mill in Lake Butler, Florida. Together, these actions reduced our SYP capacity by approximately 390 million board feet on an annual basis, representing 11% of our capacity at December 31, 2023. In addition, we selectively reduced operating hours and shifts across our SYP manufacturing facilities during Q3-24.
SYP production volumes decreased 15% versus Q2-24, 18% versus Q3-23 and 10% versus YTD-23 due to the impacts of these reductions in operating schedules and curtailments and closures. Lower production from locations impacted by curtailments and closures was partially offset by the ramp up of output from our more modern lower cost facilities.
Cost of products sold decreased from Q2-24 due primarily to lower shipment volume, a $21 million favourable impact relating to inventory valuation adjustments, and lower log costs, offset in part by higher unit manufacturing costs. The favourable inventory valuation adjustment impact related primarily to lower inventory levels on hand at Q3-24 compared to Q2-24.
Cost of products sold decreased from Q3-23 due primarily to lower shipment volumes, a $15 million favourable impact relating to inventory valuation adjustments and lower log costs. The favourable impact relating to inventory valuation adjustments resulted from a valuation reserve being recorded in Q3-23, while Q3-24 saw a reversal of valuation reserves.
Cost of products sold decreased from YTD-23 due primarily to lower shipment volumes and lower log costs, offset by a $25 million unfavourable impact relating to inventory valuation adjustments and higher unit SYP manufacturing costs. The unfavourable impact relating to inventory valuation adjustments resulted from YTD-23 benefiting from a release of inventory valuation reserves which did not occur in YTD-24.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
Logging resumed during the quarter after a seasonal slowdown in the second quarter due to wet and inaccessible land conditions. The cost of logs consumed decreased compared to Q2-24 due primarily to lower purchased log costs and hauling costs. The Q2-24 costs of logs consumed were largely determined by the cost of logs on hand at Q1-24. The cost of logs consumed decreased from Q3-23 and YTD-23 due to lower B.C. stumpage costs and purchased log costs.
SPF unit manufacturing costs increased versus Q2-24 due primarily to lower production in the current period. SPF unit manufacturing costs decreased versus Q3-23 and YTD-23 due primarily to lower energy and repairs and maintenance costs.
SYP log costs decreased versus comparative periods as demand for logs moderated.
SYP unit manufacturing costs increased from Q2-24 and Q3-23 due to higher energy costs and the impact of fixed costs incurred during periods of reduced operating schedules. Despite these cost headwinds, we realized savings in labour and repairs and maintenance costs as we drove productivity improvements following the indefinite curtailment of operations at our Huttig, Arkansas lumber mill and permanent closure of our Maxville, Florida lumber mill. SYP unit manufacturing costs increased from YTD-23 due to the factors noted above as well as higher labour costs.
Freight and other distribution costs decreased versus comparative periods due to lower shipment volumes and favourable changes in customer geographic mix.
We recorded an export duty expense in Q3-24, which included an expense of $32 million related to the USDOC finalization of the AR5 duty rates. The expense primarily represents the difference between the final CVD rate of 6.85% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR5, which ranged from 3.62% to 5.08%.
We recorded an export duty recovery in Q3-23, which included a recovery of $62 million related to the USDOC finalization of the AR4 duty rates. The recovery primarily represents the difference between the final CVD rate of 2.19% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR4, which ranged from 5.06% to 7.57%.
Export duties expense increased compared to Q2-24 due to the $32 million duty expense on AR5 finalization, offset in part by lower shipment volumes to the U.S. and a $10 million recovery realized in Q3-24 upon adjustment to the estimated annualized 2024 duty rate.
Export duties moved from a recovery of $39 million in Q3-23 to an expense of $35 million in Q3-24, and increased from a nominal expense YTD-23 to an expense of $65 million in YTD-24. This was primarily due to the impacts of the AR4 and AR5 finalization noted above, offset in part by the impact of the adjustments to estimated ADD rates recorded in each period.
The following table reconciles our cash deposits paid during the period to the amounts recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Cash deposits paid[1]	$(14)	$(15)	$(44)	$(14)	$(40)
Adjust to West Fraser Estimated ADD rate[2]	10	—	10	(9)	(22)
Export duties, net	$(4)	$(15)	$(33)	$(23)	$(62)
Duty recovery attributable to AR4[3]	$—	$—	$—	$62	$62
Duty recovery attributable to AR5[4]	$(32)	$—	$(32)	$—	$—
Net duty recovery (expense)	$(35)	$(15)	$(65)	$39	$—
Net interest income on duty deposits receivable	1	6	13	14	21
1.Represents combined CVD and ADD cash deposit rate of 11.89% for August 19 to September 27, 2024, 9.25% for January 1 to August 18, 2024, 9.25% for August 1 to September 29, 2023, and 8.25% for January 1 to July 31, 2023.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 4.42% for Q3-24 and YTD-24 and 10.40% for Q3-23 and YTD-23.
3.$62 million represents the duty recovery attributable to the finalization of AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
4.$32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.
Amortization expense was comparable versus Q2-24. Amortization expense was comparable versus Q3-23 and increased from YTD-23. The comparisons versus both periods were influenced by increases from the inclusion of our Spray Lake lumber mill and the completion of certain capital investments in our U.S. operations, offset by the impact of our lumber mill closures.
Selling, general and administration costs decreased versus Q2-24 due primarily to the impact of lumber mill curtailments and closures described above. Selling, general and administration costs decreased compared to Q3-23 and YTD-23 due primarily to changes in the amount of corporate overhead costs allocated to the segment and cost reductions from our lumber mill closures.
Operating earnings for the Lumber Segment decreased by $26 million compared to Q2-24, decreased by $124 million compared to Q3-23, and decreased by $186 million compared to YTD-23 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $11 million compared to Q2-24, decreased by $106 million compared to Q3-23, and decreased by $156 million compared to YTD-23. The following table shows the Adjusted EBITDA variance for the period. The impact of changes relating to our sales of logs, wood chips, and other residuals is included under Other.

Adjusted EBITDA ($ millions)	Q2-24 to Q3-24	Q3-23 to Q3-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$(51)	$44	$53
Price	(22)	(70)	(149)
Volume	10	3	2
Changes in export duties	(22)	(74)	(62)
Changes in costs	5	22	94
Impact of inventory write-downs	21	15	(25)
Other	(2)	(2)	(16)
Adjusted EBITDA - current period	$(62)	$(62)	$(103)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	3.62%
August 1, 2023 - September 29, 2023	2.19%
AR7 POI[2]
January 1, 2024 - August 18, 2024	2.19%
August 19, 2024 - September 27, 2024	6.85%
1.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR6 POI[1]
January 1, 2023 - July 31, 2023	4.63%	10.40%
August 1, 2023 - September 29, 2023	7.06%	10.40%
AR7 POI[2]
January 1, 2024 - August 18, 2024	7.06%	4.42%
August 19, 2024 - September 27, 2024[3]	5.04%	4.42%
1.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
2.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
3.On September 24, 2024, the USDOC amended West Fraser's ADD finalized rate to 5.04%. The amendment was retroactively applied to August 19, 2024.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits paid and the export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2023 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Sales
OSB	$517	$660	$1,727	$627	$1,482
Plywood, LVL and MDF	134	142	413	145	450
Wood chips, logs and other	9	8	28	5	16
	660	811	2,167	777	1,948
Cost of products sold	(429)	(397)	(1,227)	(386)	(1,184)
Freight and other distribution costs	(87)	(83)	(250)	(80)	(248)
Amortization	(71)	(71)	(212)	(67)	(204)
Selling, general and administration	(23)	(23)	(73)	(22)	(69)
Restructuring and impairment charges	—	(1)	(1)	—	—
Operating earnings	$50	$236	$403	$222	$242

Adjusted EBITDA[1]	$121	$308	$617	$289	$446

OSB (MMsf 3/8” basis)
Production	1,709	1,735	5,063	1,606	4,798
Shipments	1,771	1,645	5,025	1,589	4,794
Plywood (MMsf 3/8” basis)
Production	182	192	550	182	544
Shipments	188	189	557	178	547
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus Q2-24 and Q3-23 due primarily to lower OSB product pricing, offset in part by higher OSB shipment volumes. Sales increased from YTD-23 due primarily to higher OSB product pricing and higher OSB shipment volumes, offset in part by lower MDF product pricing.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $199 million compared to Q2-24, a decrease of $171 million compared to Q3-23, and an increase of $149 million compared to YTD-23.
OSB shipment volumes increased compared to Q2-24 in line with product demand in the period. OSB shipment volumes increased compared to Q3-23 and YTD-23 due primarily to higher production, discussed further in the section below.
Plywood shipment volumes were broadly comparable versus comparative periods.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $9 million compared to Q2-24, an increase of $16 million compared to Q3-23, and an increase of $23 million compared to YTD-23.
Costs and Production
OSB production volumes decreased from Q2-24 due to higher unscheduled downtime at our facilities. OSB production volumes increased from Q3-23 and YTD-23 due primarily to the continued ramp-up of our Allendale, South Carolina mill.
Plywood production volumes were comparable versus comparative periods.

Cost of products sold increased versus Q2-24 due primarily to higher OSB shipments, higher energy costs, and higher repairs and maintenance costs, offset in part by lower fibre and labour costs and the impacts of the strengthening of the USD against the CAD.
Cost of products sold increased versus Q3-23 due primarily to higher OSB shipments, higher repairs and maintenance costs, resin costs, and labour costs, offset in part by lower energy and fibre costs.
Cost of products sold increased versus YTD-23 due primarily to higher OSB shipments, higher repairs and maintenance costs and labour costs, offset in part by lower energy costs.
Unfavourable impact relating to inventory valuation adjustments was a contributing factor in the comparison versus all comparative periods. Q3-24 saw a $3 million unfavourable impact relating to inventory valuation adjustments from both Q2-24 and Q3-23 due to lower OSB product pricing in Q3-24. Compared to YTD-23, YTD-24 saw a $5 million unfavourable impact relating to inventory valuation adjustments as YTD-23 included a reversal of inventory valuation reserve.
Freight and other distribution costs trended with changes in shipment volumes. Freight rates decreased in Q3-24 due in part to lower fuel costs and favourable changes in customer geographic mix.
Amortization expense was comparable to Q2-24. Amortization expense increased from Q3-23 and YTD-23 due to our Allendale, South Carolina mill and other completed capital projects.
Selling, general and administration costs were comparable versus Q2-24 and Q3-23. Selling, general and administration costs increased versus YTD-23 due primarily to changes in the amount of corporate overhead costs allocated to the segment.
Operating earnings for the NA EWP Segment decreased by $186 million compared to Q2-24, decreased by $172 million compared to Q3-23, and increased by $161 million from YTD-23 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $186 million compared to Q2-24, decreased by $168 million compared to Q3-23, and increased by $171 million from YTD-23. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-24 to Q3-24	Q3-23 to Q3-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$308	$289	$446
Price	(199)	(171)	149
Volume	9	16	23
Changes in costs	6	(11)	—
Impact of inventory write-downs	(3)	(3)	(5)
Other	—	1	3
Adjusted EBITDA - current period	$121	$121	$617

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Sales	$86	$92	$333	128	464
Cost of products sold	(70)	(66)	(253)	(107)	(435)
Freight and other distribution costs	(12)	(15)	(57)	(27)	(89)
Amortization	(4)	(4)	(10)	(4)	(21)
Selling, general and administration	(2)	(2)	(9)	(6)	(19)
Restructuring and impairment charges	—	(5)	(3)	(13)	(136)
Operating earnings (loss)	$(2)	$—	$1	$(29)	$(236)

Adjusted EBITDA[1]	$2	$9	$14	$(12)	$(78)

NBSK (Mtonnes)
Production	77	74	195	38	95
Shipments	76	72	188	38	97
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
The Pulp & Paper segment from Q2-24 onwards comprises our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.
The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.
Sales and Shipments
Sales decreased compared to comparative periods due primarily to the pulp mill disposals, offset in part by higher shipment volume from CPP since our attaining sole control of CPP in Q1-24.
Costs and Production
NBSK production volume was comparable with Q2-24. NBSK production volume increased versus Q3-23 and YTD-23 periods due to our attaining sole control of CPP in Q1-24.
Cost of products sold increased from Q2-24 due to higher fibre costs, higher shipments, and higher repairs and maintenance costs in anticipation of a planned major maintenance shut at CPP in Q4-24, offset by the impact of shipments occurring in early Q2-24 prior to the disposal of the BCTMP pulp mills. Cost of products sold decreased versus Q3-23 and YTD-23 due primarily to the pulp mill disposals, offset in part by higher shipment volumes from CPP.
Freight and other distribution costs decreased compared to Q2-24 due to the prior quarter including costs associated with the BCTMP pulp mills prior to their disposal, offset in part by higher shipment volumes from CPP. Freight and other distribution costs decreased versus Q3-23 and YTD-23 due primarily to the pulp mill disposals, offset in part by higher shipment volumes from CPP.
Amortization expense was comparable to Q2-24 and Q3-23. Amortization expense decreased from YTD-23 due primarily to the pulp mill disposals, offset in part by our attaining sole control of CPP in Q1-24.
Selling, general and administration costs were comparable to Q2-24 and decreased versus Q3-23 and YTD-23 due primarily to the impact of the pulp mill disposals.

We recorded an impairment loss of $5 million in Q2-24 and $3 million in YTD-24 upon remeasurement of estimated working capital adjustments on completion of the pulp mill disposals. In Q3-23 and YTD-23 we recorded an impairment loss of $13 million and $136 million respectively in relation to the pulp mill disposals.
Operating earnings for the Pulp & Paper Segment decreased by $2 million compared to Q2-24, increased by $27 million compared to Q3-23, and increased by $237 million from YTD-23 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $7 million compared to Q2-24, increased by $14 million compared to Q3-23, and increased by $92 million from YTD-23 due to the reasons explained above.
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Sales	$115	$119	$342	$121	$417
Cost of products sold	(96)	(94)	(282)	(101)	(322)
Freight and other distribution costs	(10)	(11)	(32)	(10)	(33)
Amortization	(12)	(12)	(36)	(12)	(36)
Selling, general and administration	(8)	(8)	(22)	(6)	(18)
Operating earnings (loss)	$(11)	$(6)	$(31)	$(8)	$7

Adjusted EBITDA[1]	$1	$6	$5	$4	$43

OSB (MMsf 3/8” basis)
Production	273	304	850	235	803
Shipments	262	299	838	245	797

GBP - USD exchange rate
Closing rate	1.34	1.26	1.34	1.22	1.22
Average rate	1.30	1.26	1.28	1.27	1.24
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q2-24 due primarily to lower OSB shipment volumes and lower MDF and particleboard product pricing, offset in part by higher OSB pricing and the strengthening of the GBP against the USD. Sales decreased compared to Q3-23 due to lower MDF and particleboard product pricing, offset in part by an increase in OSB and MDF shipment volumes. Sales decreased compared to YTD-23 due primarily to lower product pricing and lower MDF and particleboard shipment volumes, offset in part by higher OSB shipments.
The price variance resulted in a nominal decrease in operating earnings and Adjusted EBITDA compared to Q2-24, a decrease of $8 million compared to Q3-23, and a decrease of $58 million from YTD-23. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table.
OSB shipment volumes decreased from Q2-24 due to lower production volumes, discussed further in the section below. OSB shipment volumes increased versus Q3-23 and YTD-23 in line with product demand in the period. Shipment volumes of MDF and particleboard are highly correlated to home building activity and decreased significantly compared to YTD-23 due to weaker demand driven by higher interest rates over the past year.

The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q2-24, an increase of $5 million compared to Q3-23, and an increase of $2 million compared to YTD-23.
Costs and Production
Production volumes decreased compared to Q2-24 due to annual scheduled downtime in Q3-24. OSB production volumes increased compared to Q3-23 and YTD-23 as there were less production curtailments taken in the current year. Particleboard production decreased compared to YTD-23 due to increased downtime in Q3-24. MDF production decreased from Q2-24 and YTD-23 due to the annual maintenance shutdown in Q3-24.
Cost of products sold increased versus Q2-24 due to higher energy and labour costs and the strengthening of the GBP against the USD, offset by lower shipment volumes and fibre costs. Cost of products sold decreased versus Q3-23 due to lower energy costs, offset by higher shipment volumes. Cost of products sold decreased compared to YTD-23 due to lower resin, fibre, and energy costs. Lower particleboard and MDF shipments, offset in part by higher OSB shipments, were also contributing factors.
Freight and other distribution costs decreased from Q2-24 due to lower OSB shipments. Freight and other distribution costs were comparable to Q3-23 and YTD-23 as the impacts of lower MDF and particleboard shipments were offset by higher OSB shipments.
Amortization expense was consistent with comparable periods.
Selling, general and administration costs were comparable to Q2-24 and increased versus Q3-23 and YTD-23 due primarily to changes in the amount of corporate overhead costs allocated to the segment.
Operating earnings for the Europe EWP Segment decreased by $5 million compared to Q2-24, decreased by $3 million compared to Q3-23, and decreased by $39 million from YTD-23 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $5 million compared to Q2-24, decreased by $3 million compared to Q3-23, and decreased by $38 million from YTD-23.
The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table. The impact of sales of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q2-24 to Q3-24	Q3-23 to Q3-24	YTD-23 to YTD-24
Adjusted EBITDA - comparative period	$6	$4	$43
Price	—	(8)	(58)
Volume	(3)	5	2
Changes in costs	(2)	—	20
Other	—	—	(1)
Adjusted EBITDA - current period	$1	$1	$5

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q3-24 were $67 million (Q2-24 - $70 million; Q3-23 - $73 million). Selling, general and administration costs for YTD-24 were $213 million (YTD-23 - $227 million).
Selling, general and administration costs decreased versus Q2-24 due primarily to the impact of the lumber facility closures and, to a lesser extent, the BCTMP pulp mill disposals. Selling, general and administration costs decreased versus Q3-23 and YTD-23 due primarily to the impact of the pulp mill disposals and other facility curtailments and closures, offset in part by the inclusion of Spray Lake lumber mill and our attaining sole control of CPP in Q1-24. Neither our 2023 or 2024 results include any provision for variable compensation expense.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a $15 million expense during Q3-24 (Q2-24 - recovery of $4 million; Q3-23 - recovery of $4 million) and a $15 million expense during YTD-24 (YTD-23 - expense of $11 million). The expense in Q3-24 and YTD-24 primarily reflects an increase in the price of our common shares traded on the TSX.
Finance income (expense), net
Finance income (expense), net includes interest earned on short-term deposits and net interest income recognized on our Canadian lumber export duty deposits.
We recorded finance income of $7 million in Q3-24 (Q2-24 - finance income of $6 million; Q3-23 - finance income of $21 million) and finance income of $21 million in YTD-24 (YTD-23 - finance income of $37 million).
Finance income was broadly comparable to Q2-24 as higher interest income was offset by the impact of incremental interest expense recorded in relation to the finalization of AR5.
Finance income decreased compared to Q3-23 and YTD-23 due primarily to fluctuations in net interest income relating to export duties. Q3-24 was impacted by incremental interest expense recorded in relation to the finalization of AR5, whereas Q3-23 was impacted by incremental interest income recorded in relation to the finalization of AR4. Higher interest expense resulting from the amendment of our interest rate swaps in Q1-24 and higher interest expense relating to our employee future benefits in 2024 were also contributing factors to the comparison.
Other income
Other expense of $8 million was recorded in Q3-24 (Q2-24 - other income of $1 million; Q3-23 - other income of $11 million). Other expense of $13 million was recorded in YTD-24 (YTD-23 - other income of $35 million).
Other expense in Q3-24 and YTD-24 relate primarily to losses on our electricity swaps, driven by decreases in forward electricity prices over the remaining term of the contracts.

Income tax
Q3-24 results include income tax recovery of $26 million, compared to income tax expense of $34 million in Q2-24 and income tax expense of $56 million in Q3-23, resulting in an effective tax rate of 24% in the current quarter compared to 25% in Q2-24 and 26% in Q3-23.
YTD-24 income tax expense is $24 million compared to income tax recovery of $11 million for YTD-23, resulting in effective tax rates of 29% and 45% respectively. The effective tax rate was higher in YTD-23 as a result of recognized benefits from amended returns recognized in Q1-23 and the sensitivity of the effective tax rate at low levels of earnings before tax.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation gain of $31 million during Q3-24 (Q2-24 - translation loss of $2 million; Q3-23 - translation loss of $21 million) and a translation gain of $20 million during YTD-24 (YTD-23 - translation gain of $7 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation gain in the current quarter reflects a weakening of the USD against the British pound sterling. The translation gain in the year-to-date period primarily reflects a weakening of the USD against the British pound sterling, offset in part by a strengthening of the USD against the Canadian dollar.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial loss of $12 million during Q3-24 (Q2-24 - after-tax actuarial gain of $8 million; Q3-23 - after-tax actuarial gain of $30 million) and an after-tax actuarial gain of $14 million during YTD-24 (YTD-23 - after-tax actuarial gain of $22 million).
The actuarial loss in Q3-24 relates primarily to the impact of a decrease in the weighted average discount rate used to calculate our plan liabilities. The actuarial gain in YTD-24 relates primarily to the impact of an increase in the weighted average discount rate used to calculate our plan liabilities and higher returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.35 million units in September 2024, with permits issued of 1.43 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. and though central bankers across North America previously indicated that rates may be higher for longer, the most recent rate hiking cycle is now generally believed to be over as the U.S. central bank has begun to cut rates and Federal funds futures indicate prospects for near term future rate cuts. These developments notwithstanding, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.

In Europe and the U.K., we continue to experience slightly better demand for our OSB products in 2024 but relatively softer demand for MDF and particleboard panel products. We continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have begun to decline, which is directionally positive for housing demand. That said, ongoing geopolitical developments and the lagged impact of prior inflationary pressures may adversely impact near-term demand for our panel products in the U.K. and Europe. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
With the dispositions of one UKP mill and two BCTMP mills earlier this year, offset in part by attaining sole control of CPP, we expect the financial impact of the Pulp & Paper segment to be less significant and to contribute much less variability to our consolidated results going forward.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 6 (“AR6”) in March 2024, with final rates expected in August 2025. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, sufficient availability of logs within our economic return criteria, and no further indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.
Although the demand environment for SYP has been relatively weak year-to-date, demand for SPF has exceeded our expectations. The acquisition of Spray Lake lumber mill and reliability and capital improvement gains across our lumber mill portfolio are still expected to be more than offset by capacity reductions from recently announced permanent closures and indefinite curtailments as well as shift reductions across select lumber mills. As such, we now expect 2024 SPF shipments to moderately exceed the top end of our guidance range of 2.6 to 2.8 billion board feet while we reiterate our previously revised SYP shipments guidance of 2.5 to 2.7 billion board feet. On October 1, 2024, stumpage rates decreased slightly in B.C. from already modest levels due to the market-based adjustments related to lumber prices, although inflationary pressures on development, logging and delivery costs continue to provide some upward bias to total fibre costs. Given the recent commodity price environment, B.C. stumpage rates are expected to track slightly lower through the early part of Q4-24 before tracking modestly higher into year-end. In Alberta, Q4-24 stumpage rates are expected to be largely similar to Q3-24 levels as they too are closely linked to the price of lumber but with a quicker response to changing lumber prices. Recent sawmill capacity curtailments across the U.S. South have continued to create opportunities for lower log costs with the pace of cost reductions varying by region. We continue to expect average 2024 log costs across the U.S. South will be modestly below those of 2023, though region-specific log costs are likely to vary depending on the unique conditions in each procurement zone.
In our NA EWP segment, despite expectations of a typical seasonal slowdown in Q4, we now anticipate 2024 OSB shipments will be modestly higher than 2023 levels, finishing the year closer to the higher end of the guidance range of 6.3 to 6.6 billion square feet (3/8-inch basis). Start-up of the Allendale mill continues to progress and we anticipate a ramp-up period for the mill of up to three years to meet targeted production levels. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. Input costs for the NA EWP business are expected to be relatively stable through 2024. However, recent sawmill curtailments across the industry continue to create chip shortages for pulp producers, which is increasing demand tension for pulp logs, the primary fibre source for OSB production.

In our Europe EWP segment, we continue to expect soft near-term demand for our panel products, with 2024 shipments of MDF, particleboard and OSB expected to be similar or slightly better than 2023 levels. For OSB, with the latter part of Q4 expected to be seasonally slow, we reiterate full year shipments guidance in the range of 0.9 to 1.1 billion square feet (3/8-inch basis). Input costs for the Europe EWP business, including energy and resin costs, are expected to stabilize in 2024 but remain elevated.
We anticipate the Cariboo Pulp & Paper mill being down for four weeks in the fourth quarter for major maintenance.
On balance, we experienced relatively stable costs for inputs across our supply chain again in Q3-24, including resins and chemicals, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We continue to anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2024. Based on our current outlook, assuming no deterioration from current market demand conditions during the year and no additional lengthening of lead times for projects underway or planned, we are narrowing the range of anticipated capital expenditures to be approximately $475 million to $525 million in 20241. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. The modernization of our Henderson, Texas lumber manufacturing facility is still expected to be ready for ramp-up starting in the first half of 2025, at which time we will retire the existing Henderson sawmill. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental production from the mill until 2026.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.
We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2023 NCIB that expired February 26, 2024 we purchased 1,907,510 Common shares of the Company.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation effective from March 1, 2024 until the expiry of the bid on February 28, 2025. As of October 22, 2024, 1,414,985 Common shares have been repurchased for cancellation, leaving 2,556,395 available to purchase at our discretion until the expiry of the 2024 NCIB.
As of October 22, 2024, we have repurchased for cancellation 43,064,289 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 79% of the shares issued in respect of the Norbord Acquisition.
During Q2-24, we increased our quarterly dividend to $0.32 per share from $0.30 per share. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2024 is $101 million based on the number of Common and Class B Common shares outstanding on September 27, 2024.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	September 27,	December 31,
	2024	2023
Available liquidity
Cash and cash equivalents	$997	$900
Operating lines available (excluding newsprint operation)[1]	1,045	1,054
Available liquidity	$2,042	$1,954

Total debt to total capital[2]	7%	7%
Net debt to total capital[2]	(7%)	(5%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at September 27, 2024 was $2,042 million (December 31, 2023 - $1,954 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital and net debt to total capital were comparable to prior year and we remain well positioned with a strong balance sheet and liquidity profile.

Credit Facilities
As at September 27, 2024, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $25 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at September 27, 2024, our revolving credit facilities were undrawn (December 31, 2023 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2023 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $137 million (December 31, 2023 - $133 million) dedicated to letters of credit. Letters of credit in the amount of $39 million (December 31, 2023 - $43 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand.
We have a $200 million term loan maturing July 2025. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on the $200 million term loan discussed above. In January 2024, these interest rate swaps were amended to extend their maturity from August 2024 to July 2025. Following this amendment, the weighted average fixed interest rate payable under the contract was 2.61% (previously 0.91%).
Issuer Ratings
We are considered investment grade by three leading rating agencies. On October 22, 2024, Moody's upgraded our issuer rating to Baa2, with an outlook of stable. The ratings in the table below are as at October 22, 2024.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa2	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 77,964,374 Common shares and 2,281,478 Class B Common shares for a total of 80,245,852 Common shares issued and outstanding as at October 22, 2024.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share Repurchases
On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. Under this program, we repurchased 1,907,510 common shares for cancellation.
On February 27, 2024, we renewed our 2024 NCIB allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. For the three and nine months ended September 27, 2024, we repurchased for cancellation 446,460 and 1,487,694 Common shares under our 2023 NCIB program and our 2024 NCIB program.
The following table shows our purchases under our NCIB programs in 2023 and 2024:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2023 to December 31, 2023	1,834,801	$70.24
NCIB:	January 1, 2024 to September 27, 2024	1,487,694	$78.83
Share Options
As at October 22, 2024, there were 715,216 share options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended		Nine Months Ended
($ millions - cash provided by (used for))	September 27,	September 29,	September 27,	September 29,
	2024	2023	2024	2023
Cash provided by operating activities
Earnings (loss)	$(83)	$159	$57	$(14)
Adjustments
Amortization	136	132	412	405
Restructuring and impairment charges	18	13	34	145
Finance income, net	(7)	(21)	(21)	(37)
Foreign exchange (gain) loss	—	1	(4)	(2)
Export duty	21	(53)	21	(41)
Retirement benefit expense	19	16	53	51
Net contributions to retirement benefit plans	(16)	(11)	(44)	(44)
Tax provision (recovery)	(26)	56	24	(11)
Income taxes received	14	17	11	3
Unrealized loss (gain) on electricity swaps	9	(4)	14	(25)
Other	(15)	(22)	(19)	(11)
Changes in non-cash working capital
Receivables	35	(5)	(55)	(48)
Inventories	47	41	63	162
Prepaid expenses	(1)	2	(20)	(22)
Payables and accrued liabilities	(1)	34	(38)	(83)
	150	355	488	429
Cash used for financing activities
Repayment of lease obligations	(4)	(3)	(10)	(11)
Finance expense paid	(2)	(3)	(17)	(15)
Repurchase of Common shares for cancellation	(39)	—	(117)	—
Issuance of Common shares	1	—	1	—
Dividends paid	(26)	(25)	(75)	(75)
	(70)	(31)	(217)	(101)

Cash used for investing activities
Proceeds from sale of pulp mills	—	—	124	—
Additions to capital assets	(107)	(115)	(331)	(320)
Interest received	12	12	32	33
Other	—	—	2	—
	$(95)	$(104)	$(174)	(288)

Change in cash and cash equivalents	$(15)	$220	$97	$39
Operating Activities
The table above shows the main components of cash flows provided by or used for operating activities for each period.
Cash provided by operating activities decreased compared to Q3-23 due primarily to lower earnings driven by lower OSB and lumber product pricing.
Cash provided by operating activities increased compared to YTD-23 due primarily to higher earnings driven by higher OSB product pricing and improved results in the pulp & paper segment, offset by lower SYP product pricing. Changes in working capital was a partial offsetting factor.

Working capital decreased in Q3-24 due primarily to lower inventories and lower receivables.
Decreases in inventory in Q3-24 related primarily to reductions in SYP lumber and OSB finished goods inventory as shipments exceeded production. The consumption of log inventory was a contributing factor also. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions.
Decreases in receivables in Q3-24 related primarily to lower NA OSB product pricing, offset in part by higher shipment activity.
Working capital increased in YTD-24 due to higher receivables and higher prepaid expenses, offset in part by lower inventories.
Receivables increased in YTD-24 due primarily to higher shipment activity at the end of Q3-24. Prepaids increased due primarily to the timing of certain insurance renewals and property tax payments made. Inventories decreased due primarily to lower lumber finished goods inventory, as shipments in the period exceeded production, and consumption of log inventory.
Financing Activities
Cash used in financing activities increased compared to Q3-23 due primarily to common share repurchases. We returned $39 million and $117 million during the three and nine months ended September 27, 2024 to our shareholders through Common shares repurchased under our NCIB, whereas no cash was paid for repurchases that took place during the three and nine months ended September 29, 2023 as these amounts remained in payables and accrued liabilities at period-end.
We returned a total of $26 million and $75 million during the three and nine months ended September 27, 2024 to our shareholders through dividend payments, which was comparable to the same periods in 2023.
Investing Activities
We received $124 million of proceeds during the nine months ended September 27, 2024 in relation to the sale of Hinton pulp mill on February 3, 2024 and the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024.
Capital expenditures of $107 million in Q3-24 (Q3-23 - $115 million) and $331 million in YTD-24 (YTD-23 - $320 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended		Nine Months Ended
Capital Expenditures by Segment ($ millions)	September 27,	September 29,	September 27,	September 29,
	2024	2023	2024	2023
Lumber	$67	$72	$223	$168
North America EWP	34	27	87	93
Pulp & Paper	1	3	5	26
Europe EWP	4	12	15	25
Corporate	1	1	1	8
Total	$107	$115	$331	$320

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Limitations on Scope of Design of DC&P and ICFR
In accordance with the provisions of NI 52-109, our management has limited the scope of its design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Spray Lake Sawmills (1980) Ltd., which was acquired on November 17, 2023.
Spray Lake’s contribution to our consolidated financial statements for the nine months ended September 27, 2024 was $66 million of sales, representing approximately 1.4% of consolidated sales. Additionally, assets attributed to Spray Lake’s assets were $127 million, representing approximately 1.4% of our total assets as at September 27, 2024.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended September 27, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q3-24	Q2-24	YTD-24	Q3-23	YTD-23
Earnings (loss)	$(83)	$105	$57	$159	$(14)
Finance income, net	(7)	(6)	(21)	(21)	(37)
Tax provision (recovery)	(26)	34	24	56	(11)
Amortization	136	138	412	132	405
Equity-based compensation	15	(4)	15	(4)	11
Restructuring and impairment charges	18	5	34	13	145
Other expense (income)	8	(1)	13	(11)	(35)
Adjusted EBITDA	$62	$272	$533	$325	$464
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by Segment ($ millions)

Q3-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(126)	$50	$(2)	$(11)	$(19)	$(108)
Amortization	46	71	4	12	3	136
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	18	—	—	—	1	18
Adjusted EBITDA by segment	$(62)	$121	$2	$1	$—	$62

Q2-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(100)	$236	$—	$(6)	$2	$132
Amortization	49	71	4	12	3	138
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges (reversal)	(1)	1	5	—	—	5
Adjusted EBITDA by segment	$(51)	$308	$9	$6	$1	$272

Q3-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(2)	$222	$(29)	$(8)	$2	$184
Amortization	46	67	4	12	3	132
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$44	$289	$(12)	$4	$1	$325

YTD-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(278)	$403	$1	$(31)	$(24)	$72
Amortization	145	212	10	36	8	412
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	29	1	3	—	1	34
Adjusted EBITDA by segment	$(103)	$617	$14	$5	$1	$533

YTD-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(92)	$242	$(236)	$7	$(18)	$(97)
Amortization	137	204	21	36	7	405
Equity-based compensation	—	—	—	—	11	11
Restructuring and impairment charges	9	—	136	—	—	145
Adjusted EBITDA by segment	$53	$446	$(78)	$43	$(1)	$464
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	September 27,	December 31,
	2024	2023
Cash and cash equivalents	$997	$900
Operating lines available (excluding newsprint operation)[1]	1,045	1,054
	2,042	1,954
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,042	$1,954
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	September 27,	December 31,
	2024	2023
Debt
Operating loans	$—	$—
Current and non-current lease obligation	34	39
Current and non-current debt	500	500
Derivative liabilities[1]	3	—
Open letters of credit[1]	39	43
Total debt	576	582
Shareholders’ equity	7,118	7,223
Total capital	$7,694	$7,805
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	September 27,	December 31,
	2024	2023
Debt
Operating loans	$—	$—
Current and long-term lease obligation	34	39
Current and long-term debt	500	500
Derivative liabilities[1]	3	—
Open letters of credit[1]	39	43
Total debt	576	582
Cash and cash equivalents	(997)	(900)
Open letters of credit	(39)	(43)
Derivative liabilities	(3)	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(463)	(361)
Shareholders’ equity	7,118	7,223
Total capital	$6,654	$6,862
Net debt to capital	(7%)	(5%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPP	Cariboo Pulp & Paper
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
2024 NCIB	Normal course issuer bid - March 1, 2024 to February 28, 2025
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-24 or Q1-23	three months ended March 29, 2024 or March 31, 2023 and for balance sheet amounts as at March 29, 2024 or March 31, 2023
Q2-24 or Q2-23	three months ended June 28, 2024 or June 30, 2023 and for balance sheet amounts as at June 28, 2024 or June 30, 2023
Q3-24 or Q3-23	three months ended September 27, 2024 or September 29, 2023 and for balance sheet amounts as at September 27, 2024 or September 29, 2023

Q4-24 or Q4-23	three months ended December 31, 2024 or 2023 and for balance sheet amounts as at December 31, 2024 or 2023
SEDAR+	System for Electronic Document Analysis and Retrieval +
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
Spray Lake lumber mill	Spray Lake Sawmills (1980) Ltd.
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, to maintain robust product and geographic diversity, to maintain a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, renewable building materials and ability to sequester carbon to fight against climate change, achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations, pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets
impact of new home construction activity, interest rates and inflationary price pressures, mortgage rates, housing supply and demand and affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, capacity contraction in lumber supply fundamentals, expectations regarding near, medium and longer-term core demand, prospect of future interest rate cuts, import trends and inflation; impact of new or reduced lumber and OSB production capacity on market supply and pricing

Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR6 and AR7 duty rates

Business Outlook – Markets
market conditions, housing affordability, demand for our products over the near, medium and longer term, growing market penetration of mass timber, impacts of interest rates and mortgage rates, rates for U.S. housing starts, inflationary pressures, ability to capitalize on long-term growth opportunities; and expectations as to reductions of interest rates, impact of broader economy and employment slowing and potential for demand decline in near term, ongoing geopolitical conflict, financial impact of our Pulp & Paper segment and contribution and variability to our consolidated results

Business Outlook – Softwood lumber dispute	the timing and finalization of the AR6 and AR7 duty rates and their impact on our financial position
Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, including our reiteration of our previously reduced SYP shipment guidance, projected OSB shipments, operating costs, fibre costs, expectation of trends in B.C. and Alberta stumpage rates, U.S. South log costs and trends to be modestly below 2023 on average, with region-specific log costs varying, the stability of costs from inputs continuing in the near term, increased demand tension for pulp logs as primary source for OSB production as a result of recent sawmill curtailments, expected stabilization of input costs for Europe EWP, including energy and resin costs, in 2024, but remain elevated, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the contribution to our overall OSB platform with modern Allendale OSB facility operating, and expectations as to moderation of input costs and improved availability across supply chain

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures, completion dates and ramp-up periods (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	available liquidity, our policy on capital management, maintenance of investment grade issuer rating, and our goal to maintain a balanced capital allocation strategy

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of persistently weak market conditions on our ability to meet our current lumber shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,819 million), goodwill and intangibles ($2,270 million), both as at September 27, 2024, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate.

Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in the MD&A and the 2023 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2023 Annual MD&A and this interim MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.